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During the nine months ended September 30, 1996, the Fund adjusted the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the nine months ended
September 30, 1996, amounts have been reclassified to reflect an increase in paid-in capital of $445,208, an increase in undistributed net investment income of $15,671, and a decrease in accumulated net realized gain on investments of $460,879. In addition, to properly reflect foreign currency gain in the components of capital, $147,597 of foreign exchange gain determined according to U.S. federal income tax rules has been reclassified from net realized gain to net investment income.